EF Legacy Securities, LLC

(SEC ID No 8-69640)

Financial Statement
December 31, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

EF Legacy Securities, LLC
Table of Contents
December 31, 2021

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SEC FILE NUMBER
8-69640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EF Legacy Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South First Street, Suite 600
(No. and Street)

Louiseville	KY	40202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Ed Mercier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EF Legacy Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED NOTARY CERTIFICATE

Signature: ____________________

Title: CEO

____

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Alameda } s.s.

Subscribed and sworn to (or affirmed) before me on this 22 day of Feb (Month),

2022, by EDWARD MERCIER (Name of Signer (1)) and

_____ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Romie Verma
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

ROMIE VERMA
COMM.#2321951
NOTARY PUBLIC CALIFORNIA
ALAMEDA COUNTY
COMMISSION EXP. MAR 4, 2024

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Reports
Oath or Affirmation

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EF Legacy Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EF Legacy Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as EF Legacy Securities, LLC's auditor since 2019.

Denver, Colorado
February 19, 2022

EF LEGACY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021
(in thousands)

Cash	$	901
Receivables from product sponsors		440
Receivable from affiliate		-
Other assets and prepaid expenses		47
Total assets	$	1,388
Liabilities:		
Accounts payable and accrued liabilities	$	50
Payable to affiliate		145
Total liabilities		195
Member's equity		1,193
Total liabilities and ownership equity	$	1,388

See accompanying notes to the financial statement.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

EF Legacy Securities, LLC ("the Company") is a wholly-owned subsidiary of RetireOne, Inc. ("RetireOne", "Parent"). Prior to October 15, 2019, the Company was a wholly-owned subsidiary of The Edelman Financial Engines Center, LLC. RetireOne provided administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities during 2021.

Nature of Operations

The Company, a Delaware limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in providing investment services to its clients related to mutual fund and annuity investments made on an application-way basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

Level 2: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3: unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment

of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The fair value of financial instruments not carried at fair value include the Company's receivables and payables and were estimated to approximate carrying value due to their short-term nature and are classified as Level 2 of the fair value hierarchy.

Receivables

Accounts receivable ("receivables from product sponsors") are stated at their realizable value. All of the Company's receivables are non-interest bearing. The Company did not record any allowance for doubtful accounts as of December 31, 2021.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income of the Company is included in the taxable income of the Partnership.

Commissions Revenue

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The Company generates sales-based and trailing commissions revenue:

- Sales-based commissions revenue is recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is fulfilled on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Sales-based commissions revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

- Trailing commissions revenue is variable and is recognized over time, which is typically monthly or quarterly. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the mutual fund and variable annuities, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known.

Statement of Cash Flows and Concentrations

For purposes of the statement of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents as well as certificates of deposit with original maturities of one year or less when purchased. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits of $250,000.

New Authoritative Accounting Guidance

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, trailer fees receivable) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member’s equity as of the December 31, 2020. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company’s expectation of the collect ability in determining the allowance for credit losses. The Company’s expectation is that the credit risk associated with fees and other receivables is not significant until they are 180 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided for an allowance for credit losses as of December 31, 2021.

2. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

3. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of receivables from product sponsors.

Revenue from three product sponsors in which the Company transacts application-way business represented 53% of total revenue for 2021.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $250 thousand. As of December 31, 2021, the Company had $651 thousand in excess deposits of FDIC insured limits. Management does not consider this risk to be significant.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with RetireOne for certain administrative services and facilities costs. As part of this arrangement, certain employees of RetireOne provided administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities. The Company and RetireOne agreed to reasonable allocation of costs charged to the Company for services provided by the RetireOne employees. Accordingly, the financial statements may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated entity. The Company owed RetireOne $145 thousand as of December 31, 2021.

The Company has entered into an agreement with RetireOne to offer and sell variable insurance products through common employees and representatives of the Company and RetireOne. There were no amounts owed to the Company as of December 31, 2021.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a registered broker-dealer. As of December 31, 2021, the Company had net capital, as defined, of $706 thousand, which was $693 thousand in excess of the required minimum net capital of $13 thousand. As of December 31, 2021, the Company had aggregate indebtedness of $195 thousand and its aggregate indebtedness to net capital ratio was 0.28 to 1.

The Company made distributions of capital totaling $1.9 million to RetireOne during 2021.

6. SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the year ended December 31, 2021, the Company has evaluated events that occurred subsequent to December 31, 2021 through the date the financial statements were issued to determine whether any of these events required recognition or disclosure in the 2021 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.